Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

A. Operating Results

First Half Year of 2026 Financial Highlights

●	Total revenues were approximately RMB 136.8 million (USD 20.1 million) for the six months ended June 30, 2026, compared with the total revenues of approximately RMB 188.2 million for the six months ended June 30, 2025.

●	Gross profit was approximately RMB 38.7 million (USD 5.7 million) for the six months ended June 30, 2026, compared with approximately gross profit of RMB 52.1 million for the six months ended June 30, 2025.

●	Net loss was approximately RMB 190.1 million (USD 27.9 million) for the six months ended June 30, 2026, compared with net income of approximately RMB 126.3 million for the six months ended June 30, 2025.

Results of Operations - Six months ended June 30, 2026 Compared to Six months ended June 30, 2025

Revenues

Our breakdown of revenues by business segment for the six months ended June 30, 2025 and 2026, respectively, is summarized below:

	For the Six Months Ended June 30,
	2025	2026	2026	Variance
	RMB	RMB	USD	%
AR advertising services	188,240,855	136,763,790	20,080,135	(27.3)
Total revenue	188,240,855	136,763,790	20,080,135	(27.3)

Our total revenues decreased by approximately RMB 51.5 million, or 27.3%, from approximately RMB 188.2 million for the six months ended June 30, 2025 to approximately RMB 136.8 million (USD 20.1 million) for the six months ended June 30, 2026, mainly due to our clients’ declining demand for internet AR advertising.

Cost of Revenues

Our breakdown of cost of revenues by business segment for the six months ended June 30, 2025 and 2026, respectively, is summarized below:

	For the Six Months Ended June 30,
	2025	2026	2026	Variance
	RMB	RMB	USD	%
AR advertising services	136,145,659	98,090,858	14,402,041	(28.0)
Total cost of revenues	136,145,659	98,090,858	14,402,041	(28.0)

Our total cost of revenues decreased by approximately RMB 38.0 million, or 28.0%, from approximately RMB 136.1 million for the six months ended June 30, 2025 to approximately RMB 98.1 million (USD 14.4 million) for the six months ended June 30, 2026. So gross margin improved slightly from 27.7% for the six months ended June 30, 2025 to 28.3% for the six months ended June 30, 2026.

Gross Profit

	For the Six Months Ended June 30,			Variance
	2025	2026	2026	Amount
	RMB	RMB	USD	RMB
AR advertising services
Gross profit	52,095,196	38,672,932	5,678,094	(13,422,264)
Total

Our gross profit decreased by approximately RMB 13.4 million, from approximately RMB 52.1 million for the six months ended June 30, 2025 to approximately RMB 38.7 million (USD 5.7 million) during the six months ended June 30, 2026. The decrease was due to economic uncertainties and tightened client budgets, reduced advertiser demand, which has led to decreased business for advertise integrators, resulting in lower usage of our advertising services.

Operating Expenses

For the six months ended June 30, 2026, we incurred approximately RMB 38.0 million (USD 5.6 million) in operating expenses, representing a decrease of approximately RMB 32.6 million, or 46.2%, from approximately RMB 70.6 million for the six months ended June 30, 2025, the decrease was mainly due to the decrease on general and administrative expenses.

Selling expenses decreased by approximately RMB 0.2 million, or 20.9%, from approximately RMB 1.1 million for the six months ended June 30, 2025 to approximately RMB 0.9 million (USD 0.1 million) for the six months ended June 30, 2026. The slight drop was due to the normal fluctuation of rental expenses, payroll expenses and social insurance expenses during the six months ended June 30, 2026.

General and administrative expenses decreased by approximately RMB 22.9 million, or 63.2%, from RMB 36.2 million for the six months ended June 30, 2025 to approximately RMB 13.3 million (USD 2.0 million) for the six months ended June 30, 2026. The decrease was mainly due to the stock compensation expenses recorded in the previous period did not occur in this period.

Research and development expenses decreased by approximately RMB 14.3 million, or 42.8%, from approximately RMB 33.5 million for the six months ended June 30, 2025 to approximately RMB 19.1 million (USD 2.9 million) for the six months ended June 30, 2026. The decrease was attributable to the gradual maturity of our R&D technology, the gradual completion and conclusion of R&D projects, and the reduction in the number of R&D projects initiated during the six months ended June 30, 2026.

The credit losses moved from a reversal of RMB 0.3 million for the six months ended June 30, 2025 to a provision of RMB 4.6 million (USD 0.7 million) for the six months ended June 30, 2026, representing an increase of RMB 4.9 million or 1876.3% in the reversal amount. This change primarily stems from a counterparty with outstanding receivables against us was deregistered. As the corresponding receivable was confirmed to be uncollectible, we recognized a bad debt loss in this period.

Other (loss)/income, net

Total other income, net was RMB 147.1 million and total other expense, net was RMB 187.4 million (USD 27.5 million) for the six months ended June 30, 2025 and 2026 respectively. The total expense increase RMB 334.5 million (USD 49.1 million), primarily reflecting a swing from investment income with the amount of approximately RMB 138.6 million in the prior period to investment loss with the amount of approximately RMB 180.3 million (USD 26.5 million) in the current period.

Provision for income taxes

Provision for income taxes were RMB 2.3 million and RMB 3.4 million (USD 0.5 million) for the six months ended June 30, 2025 and 2026, respectively. The increase in provision for income taxes of approximately RMB 1.1 million (USD 0.2 million), or 46.7% was due to the increase of net income from some subsidiaries.

Net (loss)/ income

As a result of the combination of factors discussed above, our net income decreased from RMB 126.3 million for the six months ended June 30, 2025, to net loss with the amount of approximately RMB 190.1 million (USD 27.9 million) for the six months ended June 30, 2026.

Net (loss)/income attributable to WiMi Hologram Cloud, Inc.

After the deduction of non-controlling interest, net loss attributable to us was approximately RMB 86.4 million (USD 12.7 million) for the six months ended June 30, 2026, compared to approximately RMB 106.3 million net income attributable to us for the same period in 2025.

Basic and diluted earnings per share

Basic and diluted net loss per share was RMB 4.70 (USD 0.69) for the six months ended June 30, 2026, compared to basic and diluted earnings per share of RMB 10.32 and RMB 4.54 in the same period of 2025.

B. Liquidity and Capital Resources

As of June 30, 2026, we had cash, cash equivalents and short-term investment of approximately RMB 3,134.3 million (USD 460.2 million). Our working capital was approximately RMB 2,360.5 million (USD 346.6 million) as of June 30, 2026. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from debt and equity financing.

The following table provides summary information about our cash, cash equivalents and short-term investments:

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	USD
Cash and cash equivalents	1,313,976,706	1,351,013,825	198,360,543
Short-term investments	2,062,818,597	1,783,257,278	261,824,029
Cash, cash equivalents and short-term investments	3,376,795,303	3,134,271,103	460,184,572

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Net cash (used in)/ provided by operating activities	213,669,364	(9,151,991)	(1,343,728)
Net cash provided by (used in) investing activities	(361,164,230)	99,275,440	14,575,965
Net cash provided by financing activities	1,053,994,493	-	-
Effect of exchange rate change on cash, cash equivalents	(17,020,862)	(53,086,330)	(7,794,319)
Net change in cash, cash equivalents	889,478,765	37,037,119	5,437,918
Cash, cash equivalents, beginning of year	1,070,513,011	1,313,976,706	192,922,625
Cash, cash equivalent, end of year	1,959,991,776	1,351,013,825	198,360,543

Operating Activities

Net cash provided by operating activities was approximately RMB 213.7 million for the six months ended June 30, 2025, which was primarily attributable to the increase on other receivables and prepaid expenses of approximately RMB 23.4 million, increase on other payables and accrual liabilities of approximately RMB 116.5 million and increase on stock compensation expenses of approximately RMB 22.2 million. The cash flow was also offset by the decrease on accounts payable of RMB 2.5 million.

Net cash used in operating activities was approximately RMB 9.2 million (USD 1.3 million) for the six months ended June 30, 2026, which was primarily attributable to a net loss of RMB 190.1 million generated during the period. The cash flow was also offset by the increase on loss from short-term investments of RMB 180.3 million.

Investing Activities

Net cash used in investing activities was approximately RMB 361.2 million for the six months ended June 30, 2025, which was primarily attributed to purchases of short-term investments of approximately RMB528.7 million, partially offset by proceeds from sales of short-term investments of approximately RMB164.5 million and cash received from the disposal of a subsidiary of approximately RMB3.0 million.

Net cash provided by investing activities was approximately RMB 99.3 million (USD14.6 million) for the six months ended June 30, 2026, which was primarily attributed to the increase in sales of short-term investments of approximately RMB 191.9 million. Cash inflow was also offset by the purchases of short-term investments of RMB 92.6 million.

Risks Related to Certain Investments and Transactions

Our short-term investments include holdings in marketable equity securities. The value of these underlying assets is subject to extreme price fluctuations and regulatory uncertainty. An adverse movement in the price of these underlying assets could result in a significant or total loss of the capital invested in these products, which could materially impact our financial condition and results of operations. In addition, under Section 3(a)(1)(C) of the U.S. Investment Company Act of 1940 (the "1940 Act"), a company may be deemed an "investment company" if the value of its "investment securities" exceeds 40% of its total unconsolidated assets (excluding cash items and government securities).

Due to fluctuations in the market value of our marketable securities and the composition of our balance sheet, there is a risk that our investment securities could exceed this threshold. As a foreign private issuer, we cannot register as an investment company under Section 7(d) of the 1940 Act without obtaining an exemptive order from the SEC, which may not be granted. Our capital management strategy is to maintain a substantial cash reserve to ensure operational and R&D viability, particularly in the event of market uncertainties or downturns, rather than for the primary purpose of seeking investment returns. However, the current deployment of a portion of these reserves into short-term investments has created risks in addition to market risks. We actively monitor our asset allocation and operational activities to ensure we remain primarily engaged in our non-investment operating businesses. If we are deemed an unregistered investment company, we would be subject to restrictions under Section 47(b) of the 1940 Act, including potential restrictions on the issuance of securities and declared unenforceable. We could also face regulatory enforcement or delisting from Nasdaq, any of which would have an immediate material adverse effect on our business, liquidity, and financial condition.

Financing Activities

For the six months ended June 30, 2025, cash provided by financing activities was approximately RMB 1,054.0 million , which was primarily due to the increase on cash received from issuance of shares to noncontrolling interests with the amount of approximately RMB 775.6 million, the increase on issuance of convertible notes of approximately RMB 263.4 million and the increase on proceeds from short-term loan – banking facility of approximately RMB 25.0 million. Cash inflow was also offset by payments to bank facility of RMB 10.0 million.

Net cash provided by financing activities was nil for the six months ended June 30, 2026. During the six months ended June 30, 2026, the Company received proceeds of RMB 25.0 million from short-term borrowings under its banking facility and repaid RMB 25.0 million under the same banking facility.

C. Other Information / Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of June 30, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 18,385,054 ordinary shares outstanding as of June 30, 2026, consisting of 1,005,778 Class A ordinary shares and 17,379,276 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares		Class B Ordinary Shares		Voting Power
	Number	%	Number	%	%**
Directors and Executive Officers:†
Jie Zhao(1)	1,005,778	100.0%	2,079,594	12.0%	44.2%
Shuo Shi	-	-	*	*	*
Guanghui Zheng	-	-	*	*	*
Hongtao Zhao	-	-	-	-	-
Dr. Harriet Ywan	-	-	-	-	-
Ethan Yang	-	-	-	-	-
All directors and officers as a group:	1,005,778	100.0%	2,079,594	12.0%	44.2%

Notes:

*	Less than 1% of our total outstanding shares.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†	The business address of our directors and executive officers is Room#1508, 4th Building, Zhubang 2000 Business Center, No. 97, Balizhuang Xili, Chaoyang District, Beijing, the People’s Republic of China, 100020.

(1)	The ordinary shares beneficially owned by Jie Zhao (after giving effect to the 20-for-1 share consolidation) include: 1,005,778 Class A ordinary shares held by WiMi Jack Holdings Ltd., and 2,079,594 Class B ordinary shares held by Vital Success Global Ltd. and Wonderful Seed Limited. WiMi Jack Holdings Ltd., Vital Success Global Ltd., and Wonderful Seed Limited are not, and have never been since their inception, trusts. All of the aforementioned shares are owned by Jie Zhao through wholly funded investments made via the aforementioned companies directly and wholly owned by him, and none of the aforementioned shares are held pursuant to any trust agreement or similar trust and fiduciary arrangement. As the sole shareholder and director of each holding entity, Jie Zhao exercises sole voting and dispositive power over all of the aforementioned shares and is deemed the beneficial owner of such shares.

D. RELATED PARTY TRANSACTIONS

Transactions with Related Parties

			December 31,	June 30,	June 30,
Name of Related Parties	Relationship	Nature	2025	2026	2026
			RMB	RMB	USD
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	22,604,882	22,604,882	3,318,927
Total:			22,604,882	22,604,882	3,318,927
Related party loan – current			-	-	-
Related party loan – non-current			22,604,882	22,604,882	3,318,927

The Company date of this related party loan is October 31, 2029, with an amount of RMB 22,604,882 (USD 3,318,927).

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